FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Special Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the date of  5 February, 2009

SIGNET JEWELERS LIMITED
(Translation of registrant's name into English)

Clarendon House,

2 Church Street,

Hamilton HM11,

Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to

Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signet Jewelers Ltd (NYSE and LSE: SIG)	Embargoed until 7.30 a.m. (EST)
February 5, 2009

SIGNET ANNOUNCES FOURTH QUARTER SALES

Signet Jewelers Ltd (NYSE and LSE: SIG), the world’s largest specialty retail jeweler, today announced its sales performance for the 13 and 52 weeks ended January 31, 2009.

13 WEEKS TO JANUARY 31, 2009

Group same stores sales declined by 14.9% in the 13 week period. Total sales decreased by 18.9% on a reported basis to $1,123.5 million (13 weeks to February 2, 2008: $1,384.8 million) reflecting an underlying decrease of 12.8% at constant exchange rates (see note 1). The breakdown of the sales performance was as follows:

	Sales		Change on Previous Year
	$m	% of Total	Reported	At Constant Exchange Rates(a)	Same Store Sales
US	862.1	76.7%	(13.8)%	(13.8)%	(16.1)%
UK	261.4	23.3%	(32.0)%	(9.0)%	(9.2)% (b)
GROUP	1,123.5	100.0%	(18.9)%	(12.8)%	(14.9)%
(a)	For reconciliation to reported sales see note 1.

(b)	H.Samuel same store sales were down by 7.8% and Ernest Jones by 11.0%.

52 WEEKS TO JANUARY 31, 2009

Group same store sales declined by 8.2% in the 52 week period. Total sales decreased by 8.8% on a reported basis to $3,344.3 million (52 weeks to February 2, 2008: $3,665.3 million) reflecting an underlying decrease of 5.7% at constant exchange rates (see note 1). The average US dollar exchange rate for the period was £1/$1.75 (52 weeks to February 2, 2008: £1/$2.00).

	Sales		Change on Previous Year
	$m	% of Total	Reported	At Constant Exchange Rates(c)	Same Store Sales
US	2,536.2	75.8%	(6.3)%	(6.3)%	(9.7)%
UK	808.1	24.2%	(15.8)%	(3.8)%	(3.3)% (d)
GROUP	3,344.3	100.0%	(8.8)%	(5.7)%	(8.2)%
(c)	For reconciliation to reported sales see note 1.

(d)	H.Samuel same store sales were down by 2.6% and Ernest Jones by 4.0%.

Terry Burman, Group Chief Executive, commented, “In the fourth quarter, the US business faced an extremely challenging and highly promotional environment. Against this background, same store sales outperformed the competition and gross merchandise margin rate showed a significant increase. The UK division experienced trading conditions similar to those in the US, with both H.Samuel and Ernest Jones reporting a step down in sales performance compared to the first nine months of the year. Therefore on both sides of the Atlantic, we are reducing costs and focusing on cash generation. Further comments on these initiatives will be made at the time of our full year results. ”

Enquiries:	Terry Burman, Group Chief Executive	+1 441 296 5872
	Walker Boyd, Group Finance Director	+1 441 296 5872

	John Dudzinsky, Taylor Rafferty	+1 212 889 4350
	Jonathan Glass, Brunswick	+44 (0) 20 7404 5959

Signet operated 1,959 specialty retail jewelry stores at January 31, 2009; these included 1,401 stores in the US, where the Group trades as “Kay Jewelers”, “Jared The Galleria Of Jewelry” and under a number of regional names. At the same date Signet also operated 558 stores in the UK, where the Group trades as “H.Samuel”, “Ernest Jones” and “Leslie Davis”. Further information on Signet is available at www.signetjewelers.com . See also www.kay.com, www.jared.com, www.hsamuel.co.uk and www.ernestjones.co.uk .

INVESTOR RELATIONS PROGRAM DETAILS

Full Year Results, Wednesday, March 25, 2009

The Full Year Results for the 52 weeks ended January 31, 2009 are expected to be announced at 7.30 a.m. EST on Wednesday, March 25, 2009. On that day there will be a conference call chaired by Terry Burman at 9.00 a.m. EST (1.00 p.m. GMT and 6.00 a.m. Pacific Time) and a simultaneous audio webcast available at www.signetjewelers.com . The dial-in details for the conference call are:

US dial-in:	+1 718 354 1171
US 48hr. replay:	+1 718 354 1112	Pass code:	4086123#

European dial-in:	+44 (0) 20 7138 0816
European 48hr. replay:	+44 (0) 20 7806 1970	Pass code:	4086123#

Bank of America / Merrill Lynch 2009 Consumer Conference

Signet will be taking part in the Bank of America / Merrill Lynch 2009 Consumer Conference to be held in New York at The New York Palace Hotel on Wednesday, March 11 and Thursday, March 12, 2009. Present will be Terry Burman, Group Chief Executive and Tim Jackson, Investor Relations Director.

Morgan Stanley Retail Field Trip, Thursday, April 2, 2009

Signet will be taking part in the Morgan Stanley Retail Field Trip on Thursday, April 2, 2009 in Phoenix, Arizona. Present will be Terry Burman, Group Chief Executive and Walker Boyd, Group Finance Director.

Note 1 - Impact of constant exchange rates on a 13 and 52 week basis

The Group has historically used constant exchange rates to compare period-to-period changes in certain financial data. This is referred to as ‘at constant exchange rates’ throughout this release. The Group considers this to be a useful measure for analyzing and explaining changes and trends in the Group's results. The impact of the re-calculation of sales at constant exchange rates, including a reconciliation to the Group’s GAAP sales, is shown below:

13 weeks to January 31, 2009	13 weeks to January 31, 2009 as reported	13 weeks to February 2, 2008 as reported	Change as reported	Impact of exchange rate movement	At constant exchange rates (non-GAAP)	Change at constant exchange rates (non-GAAP)
	$m	$m	%	$m	$m	%
Sales by origin and destination
UK, Channel Islands & Republic of Ireland	261.4	384.2	(32.0)	(96.9)	287.3	(9.0)
US	862.1	1,000.6	(13.8)	-	1,000.6	(13.8)
	1,123.5	1,384.8	(18.9)	(96.9)	1,287.9	(12.8)

52 weeks to January 31, 2009	52 weeks to January 31, 2009 as reported	52 weeks to February 2, 2008 as reported	Change as reported	Impact of exchange rate movement	At constant exchange rates (non-GAAP)	Change at constant exchange rates (non-GAAP)
	$m	$m	%	$m	$m	%
Sales by origin and destination
UK, Channel Islands & Republic of Ireland	808.1	959.6	(15.8)	(120.0)	839.6	(3.8)
US	2,536.2	2,705.7	(6.3)	-	2,705.7	(6.3)
	3,344.3	3,665.3	(8.8)	(120.0)	3,545.3	(5.7)

This release includes statements which are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements, based upon management’s beliefs as well as on assumptions made by and data currently available to management, appear in a number of places throughout this release and include statements regarding, among other things, our results of operation, financial condition, liquidity, prospects, growth, strategies and the industry in which the Group operates. Our use of the words “expects,” “intends,” “anticipates,” “estimates,” “may,” “forecast,” “objective,” “plan” or “target,” and other similar expressions are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to a number of risks and uncertainties, including but not limited to general economic conditions, the merchandising, pricing and inventory policies followed by the Group, the reputation of the Group, the level of competition in the jewelry sector, the price and availability of diamonds, gold and other precious metals, seasonality of the Group’s business and financial market risk.

For a discussion of these and other risks and uncertainties which could cause actual results to differ materially, see the “Risk and Other Factors” section of the Annual Report & Accounts of Signet Group plc furnished as an exhibit to its Report on Form 6-K furnished with the U.S. Securities and Exchange Commission on May 1, 2008 and other filings made by the Company with the Commission. Actual results may differ materially from those anticipated in such forward-looking statements even if experience or future changes make it clear that any projected results expressed or implied therein may not be realized. The Company undertakes no obligation to update or revise any forward-looking statements to reflect subsequent events or circumstances.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIGNET JEWELERS LIMITED

By: /s/ Walker Boyd

Name: Walker Boyd
Title: Group Finance Director

Date: 5 February, 2009